Exhibit 99.1

November 14, 2016

Globant Reports 2016 Third Quarter Financial Results

Robust Revenue Growth and Operating Performance

San Francisco, CA / November 14, 2016 - Globant (NYSE: GLOB), a digitally-native technology services company focused on creating digital journeys, today announced results for the three and nine months ended September 30, 2016.

Third quarter 2016 highlights

●	Revenue increased to a record $82.4 million, representing 22.7% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit was $34.2 million (41.5% Non-IFRS Adjusted Gross Profit Margin), an increase of $8.0 million compared to $26.2 million (and an increase of 250 basis points compared to 39.0% Non-IFRS Adjusted Gross Profit Margin) in 2015.
●	Non-IFRS Adjusted Net Income was $10.5 million (12.8% Non-IFRS Adjusted Net Income Margin), an increase of $1.4 million, or 15.4%, compared to a profit of $9.1 million for the third quarter of 2015.
●	Non-IFRS Adjusted Diluted EPS was $0.30 per share (based on an average of 35.5 million average diluted shares during the third quarter), an increase of $0.04 compared to Non-IFRS Adjusted Diluted EPS of $0.26 for the third quarter of 2015.

Nine months ended September 30, 2016 highlights

●	Revenue for the period increased to $235.6 million, representing 29.3% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit was $101.3 million (43.0% Non-IFRS Adjusted Gross Profit Margin), an increase of $30.7 million compared to $70.6 million (and an increase of 420 basis points compared to 38.8% Non-IFRS Adjusted Gross Profit Margin) in 2015.
●	Non-IFRS Adjusted Net Income was $29.1 million (12.4% Non-IFRS Adjusted Net Income Margin), an increase of $3.8 million, or 15.0%, compared to a profit of $ $25.3 million for the first nine months of 2015.
●	Non-IFRS Adjusted Diluted EPS was $0.82 per share (based on an average of 35.3 million diluted shares during the first nine months of the 2016), an increase of $0.10 compared to Non-IFRS Adjusted Diluted EPS of $0.72 for the first nine months of 2015.

Reconciliations between Non-IFRS financial measures and IFRS operating results are included at the end of this press release.

“Third quarter 2016 was another robust quarter for Globant. Our revenues reached a new quarterly record of $82.4 million, with an implied 22.7% year-over-year growth,” said Martín Migoya, Globant’s CEO and co-founder. “Traditional companies keep on investing heavily in digital transformation projects as they face increased competition from digitally native companies. To address this trend, we continuously work to evolve our Digital Journeys process, based on two pillars: Stay Relevant and Build to Discover. With this approach we are able to create the most innovative experiences and products by simultaneously learning and adapting from consumer and market behaviour. We believe that our positioning as a pure play in digital services gives us the required skillset to successfully partner with organizations facing digital transformation challenges.”

“On top of that, to reinforce our positioning as one of the leaders in the digital services space, we are glad to announce the acquisition of L4, a leading digital services company that creates innovative and meaningful experiences to engage people across every screen. L4 is a US-based organization with headquarters in Seattle, focused on ideating, designing and developing robust digital products and complex software, with a strong focus on innovation and quality assurance. The company has a team of 65 professionals, including some of the best mobile and media minds in the industry. Today, they work for a wide list of recognized brands, such as Sesame Workshop, Chicago Public Media and Sony Pictures Television. This acquisition enables us to expand our US footprint and to bring experienced professionals to the team. We found in L4 a group of people that share our same passion for building the best experiences for our customers, so we are really excited to have them on board”, Migoya added.

"I am delighted with our financial performance for this quarter. Both our revenue growth and our gross, operating and net income margins continue to be very healthy. Growth is evenly spread among our customer base, with top 10 accounts increasing over 25% year over year, and not top 10 accounts growing above 20%,” explained Alejandro Scannapieco, Globant’s CFO.

Globant completed the quarter with 5,421 Globers, 4,983 of whom were IT professionals. The geographic revenue breakdown for the third quarter was as follows: 81.4% from North America (top country: US), 9.4% from Latin America and others (top country: Chile) and 9.2% from Europe (top country: UK). 89.7% of Globant’s revenue for the third quarter was denominated in US dollars, and the remaining 10.3% was denominated in other currencies.

During the 12 months ended September 30, 2016, Globant served 354 customers, 61 of which accounted for more than $1 million of Globant’s revenues. Globant’s top customer, top 5 customers and top 10 customers represented 10.4%, 33.9% and 46.8% of third quarter revenues, respectively.

Cash and cash equivalents and investments as of September 30, 2016 decreased to $54.5 million from $62.4 million as of December 31, 2015, while borrowings amounted to $0.3 million. Current assets as of September 30, 2016 amounted to $130.2 million, accounting for 49.6% of total assets. Finally, as of September 30, 2016, 34.5 million common shares were issued and outstanding.

2016 Fourth Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the fourth quarter and for the full year 2016:

●	Fourth quarter revenue is estimated to be in the range of $84.5-$86.5 million.
●	Fourth quarter Non-IFRS diluted EPS is estimated to be in the range of $0.30-$0.33 (assuming an average of 35.7 million diluted shares outstanding during the fourth quarter).
●	Fiscal year 2016 revenue is estimated to be between $320.0-$322.0 million
●	Fiscal year 2016 Non-IFRS diluted EPS is estimated to be in the range of $1.12-$1.15 (assuming an average of 35.4 million average diluted shares outstanding during 2016).

Conference Call and Webcast

Martín Migoya and Alejandro Scannapieco will discuss the three and nine-month results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

Additionally, a replay will be available via the same dial-in number and on our investor relations website after the call.

About Globant

Globant (NYSE: GLOB) is a digitally native technology services company that creates digital journeys for its customers, which impact millions of consumers. Globant is the place where engineering, design, and innovation meet scale.

Globant has more than 5,420 professionals in 12 countries working for companies like Google, Linkedin, JWT, EA and Coca Cola, among others.

Globant was named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape Report (2016), and its client work has been featured as business case studies at Harvard University, Massachusetts Institute of Technology and Stanford University. For more information visit www.globant.com.

Non-IFRS Financial Information

The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. The numbers in this press release have not been audited.

Globant provides non-IFRS financial measures to complement reported IFRS results, in accordance with IAS 34 “Interim Financial Reporting”. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude share-based compensation expense, depreciation and amortization, acquisition related expenses and impairments of tax credits. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, with its unaudited interim consolidated statement of financial position as of September 30, 2016 and December 31, 2015 and its unaudited interim consolidated statement of profit or loss and other comprehensive income for the nine-month and three-month periods ended September 30, 2016 and 2015, prepared in accordance with IAS

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, Non-IFRS results of operations and Non-IFRS earnings per share, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; the resource utilization rates and productivity levels and the level of attrition of our IT professionals; the pricing structures we use for our client contracts; the general economic and business conditions in the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the continuity of tax incentives available for software companies with operations in Argentina; Argentina’s regulations on proceeds from the export of services; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; and other factors discussed under the heading “Risk Factors” in our most recent 20-F filed with the Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier).

Globant S.A.

Condensed Interim Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Nine months ended		Three months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Revenues	235,602	182,233	82,350	67,117
Cost of revenues	(138,194)	(115,481)	(49,673)	(42,474)
Gross profit	97,408	66,752	32,677	24,643

Selling, general and administrative expenses	(58,998)	(52,123)	(20,910)	(18,705)
Impairment of tax credits, net of recoveries	-	1,820	-	-
Profit from operations	38,410	16,449	11,767	5,938

Gain on transactions with bonds	-	13,331	-	4,980
Finance income	13,504	10,308	2,415	3,808
Finance expense	(15,314)	(8,518)	(2,181)	(3,415)
Finance (expense) income, net	(1,810)	1,790	234	393

Other income and (expenses), net	1,053	(11)	399	(8)
Profit before income tax	37,653	31,559	12,400	11,303

Income tax	(11,271)	(8,251)	(2,872)	(3,073)
Net income for the period	26,382	23,308	9,528	8,230

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	1,115	(1,296)	(36)	(867)
- Net fair value loss on available-for-sale financial assets	(45)	-	(25)	-
Total comprehensive income for the period	27,452	22,012	9,467	7,363

Net income attributable to:
Owners of the Company	26,400	23,308	9,537	8,230
Non-controlling interest	(18)	-	(9)	-
Net income for the period	26,382	23,308	9,528	8,230

Total comprehensive income for the period attributable to:
Owners of the Company	27,470	22,012	9,476	7,363
Non-controlling interest	(18)	-	(9)	-
Total comprehensive income for the period	27,452	22,012	9,467	7,363

Earnings per share
Basic	0.77	0.69	0.28	0.24
Diluted	0.75	0.67	0.27	0.23

Weighted average of outstanding shares (in thousands)

Basic	34,335	33,887	34,464	34,080
Diluted	35,328	34,950	35,457	35,143

Globant S.A.

Condensed Interim Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	September 30, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	16,706	36,720
Investments	37,803	25,660
Trade receivables	56,741	45,952
Other receivables	18,036	18,570
Other financial assets	900	900
Total current assets	130,186	127,802

Non-current assets
Other receivables	27,023	20,122
Deferred tax assets	9,831	7,983
Investment in associates	800	300
Other financial assets	285	1,221
Property and equipment	34,124	25,720
Intangible assets	11,133	7,209
Goodwill	49,060	32,532
Total non-current assets	132,256	95,087
TOTAL ASSETS	262,442	222,889

LIABILITIES
Current liabilities
Trade payables	5,106	4,436
Payroll and social security taxes payable	28,295	25,551
Borrowings	241	280
Other financial liabilities	10,648	6,240
Tax liabilities	6,941	10,225
Other liabilities	-	9
Total current liabilities	51,231	46,741

Non-current liabilities
Borrowings	43	268
Other financial liabilities	13,819	15,045
Other liabilities	20	-
Provisions for contingencies	142	650
Total non-current liabilities	14,024	15,963
TOTAL LIABILITIES	65,255	62,704

Capital and reserves
Issued and paid-in capital	41,449	41,050
Additional paid-in capital	61,005	51,854
Other reserves	(942)	(2,012)
Retained earnings	95,643	69,243
Total equity attributable to owners of the Company	197,155	160,135
Non-controlling interests	32	50
Total equity	197,187	160,185
TOTAL EQUITY AND LIABILITIES	262,442	222,889

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Nine months ended		Three months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Reconciliation of adjusted gross profit
Gross Profit	97,408	66,752	32,677	24,643
Adjustments
Depreciation and amortization expense	3,189	3,347	1,260	1,073
Share-based compensation expense	711	517	263	445
Adjusted gross profit	101,308	70,616	34,200	26,161
Adjusted gross profit margin	43.0%	38.8%	41.5%	39.0%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(58,998)	(52,123)	(20,910)	(18,705)
Adjustments
M&A Expenses
Depreciation and amortization expense	4,536	3,769	1,769	1,297
Acquisition related costs	-	337	-	-
Share-based compensation expense	2,042	1,146	756	471
Adjusted selling, general and administrative expenses	(52,420)	(46,871)	(18,385)	(16,937)
Adjusted selling, general and administrative expenses as % of revenues	(22.2)%	(25.7)%	(22.3)%	(25.2)%

Reconciliation of Adjusted Profit from Operations
Operating Profit	38,410	16,449	11,767	5,938
Adjustments
M&A Expenses
Impairment of tax credits, net of recoveries	-	(1,820)	-	-
Acquisition related costs	-	337	-	-
Share-based compensation expense	2,753	1,663	1,019	916
Adjusted Profit from Operations	41,163	16,629	12,786	6,854
Adjusted Profit from Operations margin	17.5%	9.1%	15.5%	10.2%

Reconciliation of Net income for the period
Net income for the period	26,382	23,308	9,528	8,230
Adjustments
M&A Expenses
Share-based compensation expense	2,753	1,663	1,019	916
Acquisition related costs	-	337	-	-
Adjusted Net income	29,135	25,308	10,547	9,146
Adjusted Net income margin	12.4%	13.9%	12.8%	13.6%

Calculation of Adjusted Diluted EPS
Adjusted Net income	29,135	25,308	10,547	9,146
Diluted shares	35,328	34,950	35,457	35,143
Adjusted Diluted EPS	0.82	0.72	0.30	0.26

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metric	Q1 2015	Q2 2015	Q3 2015	Q4 2015	Q1 2016	Q2 2016	Q3 2016

Total Employees	4,040	4,512	4,724	5,041	5,285	5,380	5,421
IT Professionals	3,694	4,121	4,327	4,613	4,847	4,932	4,983

North America Revenue %	84.1	85.2	84.1	81.7	82.2	81.1	81.4
Latin America and Others Revenue %	10.1	9.7	11.5	12.2	10.8	10.7	9.4
Europe Revenue %	5.8	5.1	4.4	6.0	7.0	8.2	9.2

USD Revenue %	95.0	94.6	93.3	90.8	91.9	90.9	89.7
GBP Revenue %	1.0	0.8	1.4	2.4	0.4	1.2	2.8
Other Currencies Revenue %	4.0	4.6	5.3	6.8	7.8	7.9	7.5

Top Customer %	10.2	12.3	13.4	12.7	11.6	10.0	10.4
Top 5 Customers %	30.8	32.8	33.2	34.4	36.4	34.2	33.9
Top 10 Customers %	47.8	47.7	45.9	46.4	48.4	46.4	46.8

Customers Served (Last Twelve Months)	292	344	343	344	359	366	354
Customers with >$1M in Revenue (Last Twelve Months)	43	43	47	51	49	57	61

Investor Relations Contact:

Juan Urthiague, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Ivette Almeida, Paragon PR

Geena De Rose, Paragon PR

globant@paragonpr.com

(877) 215-5230

Source: Globant|